787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
December 23, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Ernest Greene, Eranga Dias, Asia Timmons-Pierce

Re:	TCFIII Spaceco Holdings LLC Draft Registration Statement on Form S-1 Submitted October 22, 2024 CIK No. 0002040127

Ladies and Gentlemen:

On behalf of our client, TCFIII Spaceco Holdings LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated November 19, 2024. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 initially submitted on October 22, 2024 (the “Registration Statement”).

The Company is seeking confidential treatment for the Registration Statement, the Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

December 23, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Draft Registration Statement on Form S-1 submitted October 22, 2024

Summary, page 1

1. Please balance the disclosure in the summary by addressing the challenges that you face. Please disclose your indebtedness.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6-7 of the Amendment accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Non-GAAP Operating Measures, page 68

2. We note you present the Non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA margin, and they include adjustments for integration expenses and non-recurring restructuring costs and lender and administrative agent fees. Please address the following:

•

You disclose that integration expenses and non-recurring restructuring costs include amounts incurred or paid as a part of the Company’s rebranding efforts, which included signage redesign, installation of new signage, and associated personnel costs. Please explain to us the nature of these costs and why you believe they do not represent normal, recurring operating expenses. In doing so, please quantify for us the amounts that represent process improvement and/or strategic initiatives from the amounts that represent costs related to a formal restructuring plan and integration costs from actions related to business acquisitions.

•

It appears that lender and administrative agents fees are also normal operating expense related to your business. Please revise your disclosure to not exclude lender and administrative agent fees from Non-GAAP performance measures or explain why you believe the adjustment is appropriate. Please explain your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of these adjustments.

The Company respectfully acknowledge the Staff’s comment and has revised the disclosure on pages 5, 9, 17, 68, 70, 80 and 84 of the Amendment accordingly.

Securities and Exchange Commission

December 23, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

3. We note on page 70 that you present Adjusted EBITDA margin, but do not present the most directly comparable GAAP measure, net income / (loss) margin, with equal or greater prominence. Please revise your disclosure to present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised its references to net income / (loss) margin throughout the Amendment, including on pages 17, 68, and 70-71 of the Amendment.

Business

Government Contracts, page 84

4. To the extent material, please quantify the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(i) and (iv) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 85 of the Amendment accordingly.

Properties, page 85

5. Please revise to provide more detailed information regarding your properties.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86-87 of the Amendment accordingly.

Intellectual Property, page 86

6. We note your disclosure that you rely on patents, trademarks, trade secrets and proprietary knowledge and technology in order to maintain a competitive advantage. Please revise to disclose the duration and effects of any patents, trademarks, licenses, franchises, and/or concessions held by the company, as applicable. Refer to Item 101(c)(1)(iii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Amendment accordingly.

Raw Materials, page 86

7. Please revise to identify the raw materials used to manufacture your products.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87-88 of the Amendment accordingly.

Executive Compensation, page 93

8. In your next amendment please include the missing information including the information for your summary compensation table.

Securities and Exchange Commission

December 23, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94-99 of the Amendment accordingly.

Principal Stockholders, page 99

9. Please revise this section to include all the information required by Item 403 of Regulation S-K. Including prominent disclosure of the title of class of security and the address of each individual/entity owner.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amendment accordingly.

Forum Selection, page 102

10. We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Amendment accordingly.

Note 10. Membership Units

Profit interest units, page F-23

11. We note that ASC 710, Compensation was applied to account for the PIUs. Please tell us the specific characteristics of the PIUs that you considered and your basis for the accounting treatment, including specific authoritative guidance that supports your analysis. Also, revise to disclose any expected changes to the PIUs upon corporate conversion.

The Company respectfully acknowledges the Staff’s comment and has revised its historical financial statements to reflect the accounting for the PIUs or “P Units” as share-based compensation under ASC 718. Please refer to Notes 3 (Restatement) and 12 (Share-Based Compensation) of the Consolidated Financial Statements for a discussion of the impacts of this change and our revised disclosure associated with the P Units, respectively.

Securities and Exchange Commission

December 23, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes to Consolidated Financial Statements

Note 11. Provision for Income Tax, page F-23

12. We note that your tax rate reconciliation includes a “Return to provision” line item. Please clarify for us and disclose in your filing the nature of the return to provision true-up line item. In addition, please provide us with a comprehensive analysis to show how you determined whether your return to provision adjustment is a change in accounting estimate or an error correction pursuant to ASC 250.

Securities and Exchange Commission

December 23, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Note 14 (Provision for Income Taxes) of the consolidated Financial Statements.

General

13. Please revise your registration statement to provide under separate title “Determination of Offering Price” the various factors considered in determining your initial offering price. See Item 505(a) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Amendment accordingly.

14. We note your disclosure regarding rights of certain shareholders under the Stockholder’s Agreement. Please disclose these rights in your summary and include appropriate risk factor disclosures.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure regarding rights of Trive Capital under the stockholders agreement throughout the Amendment, including on pages 48-49, 101, and 107 of the Amendment.

Securities and Exchange Commission

December 23, 2024

TCFIII Spaceco Holdings LLC has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

* * * * *

Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 at Willkie Farr & Gallagher LLP with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Tony Koblinski, TCFIII Spaceco Holdings LLC Mike Willis, TCFIII Spaceco Holdings LLC Dave Boston, Willkie Farr & Gallagher LLP Hugh McLaughlin, Willkie Farr & Gallagher LLP